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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 ------------

                                   FORM 6-K
                                 ------------

                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                        Commission File Number 1-15194


                              dated November 7, 2001


                    COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV
            (Exact Name of Registrant as Specified in its Charter)

                        AMERICAN BEVERAGE COMPANY-AMBEV
                (Translation of Registrant's Name into English)

          Avenida Maria Coelho Aguiar, 215, Bloco F, 6(o) andar
                        05804-900 Sao Paulo, SP, Brazil
                   (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F  [X]             Form 40-F  [ ]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes  [ ]                           No  [X]


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






                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2001


                              COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV



                                 By: [Luis Felipe P. Dutra Leite]
                                    -------------------------------------------
                                    Name:  Luis Felipe P. Dutra Leite
                                    Title: Chief Financial Officer and Investor
                                           Relations

                             CAUTIONARY STATEMENT
                     REGARDING FORWARD-LOOKING INFORMATION

     AmBev makes forward-looking statements in this report that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of AmBev's management, and on information currently available to AmBev. Forward-looking statements include statements regarding the intent, belief or current expectations of AmBev or its directors or executive officers with respect to:

     o    the declaration or payment of dividends;

     o    the direction of future operations;

     o the implementation of principal operating strategies, including potential acquisition or joint venture transactions or other investment opportunities;

     o the implementation of AmBev's financing strategy and capital expenditure plans;

     o the factors or trends affecting AmBev's financial condition, liquidity or results of operations; and

     o the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Economica - CADE).

     Forward-looking statements also include the information concerning possible or assumed future results of operations of AmBev and statements preceded by, followed by, or that include, the words "believes", "may", "will", "continues", "expects", "anticipates", "intends", "plans", "estimates" or similar expressions.

     Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions because they relate to future events and therefore depend on circumstances that may or may not occur in the future. The future results and shareholder values of AmBev may differ materially from those expressed in or suggested by these forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. Investors are cautioned not to put undue reliance on any forward-looking statements.

     Investors should understand that the following important factors could affect the future results of AmBev and could cause results to differ materially from those expressed in such forward-looking statements:

     o general economic conditions, such as the rates of economic growth in the principal geographic markets of AmBev or fluctuations in exchange rates;

     o industry conditions, such as the strength of product demand, the intensity of competition, pricing pressures, the introduction of new products by AmBev, the introduction of new products by competitors, changes in technology or in the ability of AmBev to obtain products and equipment from suppliers without interruption and at reasonable prices, and the financial conditions of the customers and distributors of AmBev; and

     o operating factors, such as the continued success of manufacturing and distribution activities of AmBev and the consequent achievement of efficiencies and the continued success of product development.

                                 EXHIBIT INDEX


Exhibit        Description of Exhibit                                       Page
-------        ----------------------                                       ----

1.             Press release of Companhia de Bebidas das Americas-AmBev      1
               dated as of November 5, 2001

2.             Press release of Companhia de Bebidas das Americas-Ambev      3
               dated as of November 7, 2001

                                                                     Exhibit 1
                                                                     ---------


Press release of Companhia de Bebidas das Americas-AmBev dated as of November 5, 2001

            AMBEV INCORPORATES INDUSTRIA DE BEBIDAS ANTARCTICA DO
                          NORTE-NORDESTE ("IBA-NE")

Sao Paulo, November 5, 2001 - COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV [NYSE:ABV,ABVc; BOVESPA: AMBV4, AMBV3], today announced that, according to the Extraordinary General Meeting held on November 1st, 2001, at 10 a.m., attended by voting shareholders representing 76.4541% of AmBev's capital, the following main deliberations were made:

o Approval of the incorporation of IBA-NE by AmBev, under the terms and conditions determined in the Registry and Justification of Incorporation approved, transferring to AmBev all of IBA-NE's assets, rights and obligations, mentioned or listed in the accounting valuation report, respecting the Fiscal Legislation, and consequently extinguishing all of IBA-NE's rights.

o Increase of AmBev's capital in the amount of R$298,265,343.37. The total capital of AmBev therefore increases from $$2,646,022,885.97 to R$2,944,288,229.34. Such increase is subscribed and paid by IBA-NE according to the net assets of IBS-NE at carrying value, excluding AmBev's stake in IBA-NE's capital, with the issue of 526,210,199 shares, comprised of 96,712,635 common shares and 429,497,564 preferred shares, at the issue price of R$566.817869 per lot of 1,000 shares, for each type of share, to be attributed to IBA-NE's shareholders, without nominal value. This share substitutes the shares issued by IBA-NE, which were extinguished, based upon the swap ratio of 848.241138 AmBev shares for each lot of 1,000 IBA-NE shares held, in accordance with the Registry and Justification of Incorporation approved. The issued shares have full rights for the current fiscal year results.

o Approval of the sale on the stock market of the fractional lots of AmBev's shares that could not be attributed to the shareholders of IBA-NE, after a period of 30 days starting from the filing of the By-Laws of this General Meeting, applying all conditions of article 169, paragraph 3, of the Law no. 6,404/76.

o As a consequence of the incorporation of IBA-NE by AmBev, under the terms and conditions determined in the Registry and Justification of Incorporation, approval to extinguish the shares of IBA-NE's Capital that are held by AmBev's, in compliance with article 266, paragraph 1, of the law no. 6,404/76.

o Increase of the authorized capital limit of AmBev from 30,000,000,000 shares to 45,000,000,000 shares, deferred the new wording of the AmBev By-Laws as per the decisions of this General Meeting.

o    Thus, following the capital increase, AmBev's capital became
     R$2,944,288,229.34, comprised of 39,741,398,444 shares (23,668,349,614 preferred shares and 16,073,048,830 common shares), without nominal value.

For additional information, please contact the Investor Relations Department:
Dana Voelzke, phone: (5511) 3741-7560 or e-mail: acdanav@ambev.com.br.

                                                                     Exhibit 2
                                                                     ---------


Press release of Companhia de Bebidas das Americas-AmBev dated as of November 7, 2001

                AMBEV ANNOUNCES A R$ 300 MILLION SHARE BUYBACK
                     PROGRAM AND THE ISSUE OF PUT OPTIONS


SAO PAULO, NOVEMBER 5, 2001 - Companhia de Bebidas das Americas - Ambev [NYSE:ABV,ABVc and BOVESPA: AMBV4, AMBV3], a leading Latin American beverage company, announced today that its Board of Directors is reinstating its buyback program of common and preferred shares issued by AmBev. The purpose of such transaction is to hold the shares as treasury stock for subsequent cancellation, without reduction of the company's capital and the issue of put options of common and preferred shares issued by AmBev.

THE PROGRAM WILL BE PROVIDED FOR BY AMBEV'S "REVENUE RESERVE" ACCOUNT OF THE CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2001, UP TO THE AMOUNT OF R$ 300 MILLION.


SHARE BUYBACK PROGRAM

AmBev executive officers will be responsible for determining the timing of repurchases and the total amount of shares to be repurchased up to the limit noted below.

The shares shall be repurchased at market prices during a period of 60 days in accordance with Instruction number 10/80 issued by the CVM (The Brazilian Securities and Exchange Commission). Should the total amount used to acquire shares be below the established limit over the next 60 days, the Board of Directors may renew the buyback program in successive every 60-days period.

The program calls for the acquisition of up to 321,401,485 common shares and 1,676,727,356 prefered shares issued by AmBev, representing 8.24% and 7.73% of the respective float in each class (i.e. 3,898,764,850 common shares and 21,702,531,772 preferred shares).

AmBev's Board of Directors also approved the following brokers in Brazil to implement the program: Deutsche Bank -- Corretora de Valores S.A., Santander Brasil S.A. CCVM, Bradesco S.A. CTVM, Itau Corretora de Valores S.A., Chase Fleming S.A. CCVM and Merrill Lynch S.A. CTVM.


ISSUE OF PUT OPTIONS

The issue of the put options for each class of shares of AmBev will happen during a period of 60 days, and cannot exceed 194,938,234 common shares and 1,085,126,589 preferred shares, representing 5.00% of the respective float in each class.

The issue of the put options should be in compliance with the limits determined in article 2 of instruction 290/98 issued by CVM, and these amount of put options issued multiplied by the exercise price will reduce the total amount of shares authorized to be bought back in the program mentioned above.


For additional information, please contact the Investor Relations Department:
Dana Voelzke, phone: (5511) 3741-7560 or e-mail: acdanav@ambev.com.br.


                       VISIT OUR SITE www.ambev.com.br